Filed Pursuant to Rule 433

Registration No. 333-164471

Motricity, Inc.

Initial Public Offering of

6,000,000 shares of Common Stock, par value $0.001 per share

(the “Offering”)

The information in this free writing prospectus relates only to the Offering and should be read together with the preliminary prospectus, dated June 17, 2010, relating to the Offering, included in Amendment No. 10 to Registration Statement No. 333-164471.

Issuer:	Motricity, Inc., a Delaware corporation.

Ticker/Exchange for common stock:	MOTR/The NASDAQ Global Market.

Title of securities:	Common Stock, par value $0.001 per share.

Shares offered by the issuer:	6,000,000 shares, including 1,000,000 shares that are being purchased at the initial public offering price, less the underwriting discount, by one or more entities affiliated with Carl C. Icahn. Mr. Icahn has an existing 18.5% beneficial ownership interest in the issuer prior to this purchase.

Underwriters’ option to purchase additional shares from the issuer:	750,000 shares.

Common stock to be outstanding after the Offering:	39,741,120 shares.

Initial public offering price:	$10.00 per share.

Underwriting discount per share:	$0.70 per share.

Net proceeds to the issuer:	$49.4 million or $56.4 million if the underwriters’ option to purchase additional shares is exercised in full.

Use of proceeds:	The issuer plans to use the net proceeds of the Offering to fund investments in, and acquisitions of, competitive and complementary businesses, products or technologies. The issuer does not, however, have agreements or commitments for any specific investments or acquisitions at this time. Pending use of the net proceeds from this Offering, the issuer intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

Pricing date:	June 17, 2010.

Closing date:	June 23, 2010.

Underwriters:	J.P. Morgan Securities Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation, Robert W. Baird & Co. Incorporated, Needham & Company, LLC and Pacific Crest Securities LLC.

CUSIP:	620107 10 2

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this Offering may be obtained directly from the issuer or from the prospectus department of J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204; or Goldman, Sachs & Co., 200 West Street, New York, NY 10282, telephone: (866) 471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.